================================================================================







                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2000

                 AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                            (Full title of the Plan)


                       AMERICAN HOME PRODUCTS CORPORATION
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMERICAN HOME PRODUCTS CORPORATION
                                   ----------------------------------
                                                (Registrant)


                                   By:    /s/ Paul J. Jones
                                          ------------------------------
                                          Paul J. Jones
                                          Vice President and Comptroller


Date: June 5, 2001

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMERICAN HOME PRODUCTS CORPORATION
                                   SAVINGS PLAN


                                   By:    /s/ Thomas M . Nee
                                          --------------------------------
                                          Thomas M. Nee
                                          Chairman of the American Home
                                          Products Corporation Savings
                                          Plan Committee


Date: June 5, 2001

                       AMERICAN HOME PRODUCTS CORPORATION

                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                          DECEMBER 31, 2000 AND 1999

                                      INDEX




                                                                     Page
                                                                     ----
Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 2000 and 1999                                1

Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 2000                                                      2

Notes to Financial Statements                                        3 - 8

Supplemental Schedule:

I.     Item 4i - Schedule of Assets Held for
       Investment Purposes as of December 31, 2000                Schedule I


Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets applicable to participants' equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

New York, New York
June 5, 2001

                 American Home Products Corporation Savings Plan
           Statements of Net Assets Applicable to Participants' Equity
                        As of December 31, 2000 and 1999



                                                          December 31,
                                                      2000             1999
                                                 --------------   --------------
Assets:
   Investments, at fair value                    $2,076,223,888   $1,957,392,047

   Loans to Participants                             31,199,929       33,779,287

   Receivables:
     Employer contribution                            1,276,810        1,443,453
     Participant contribution                         4,243,569        4,817,598
     Loan repayment                                     497,117          582,411
     Due from brokers for securities sold            15,203,211                0
                                                 --------------   --------------
         Total receivables                           21,220,707        6,843,462
                                                 --------------   --------------


   Cash and cash equivalents                         18,025,990       24,979,751
                                                 --------------   --------------

         Total Assets                             2,146,670,514    2,022,994,547
                                                 --------------   --------------


Liability:
     Due to broker for securities
     purchased                                                0        4,480,221
                                                 --------------   --------------

Net Assets Applicable to Participants'
Equity                                           $2,146,670,514   $2,018,514,326
                                                 ==============   ==============


The accompanying notes to financial statements are an integral part of these statements.

                 American Home Products Corporation Savings Plan
      Statement of Changes in Net Assets Applicable to Participants' Equity
                      For The Year Ended December 31, 2000



Additions to net assets attributed to:
   Investment Income:
     Net appreciation in market value
      of investments                                              $234,719,088
      Interest                                                      32,454,520
      Dividends                                                     48,123,928
                                                                --------------
         Total investment income                                   315,297,536


   Contributions:
     Employer                                                       32,654,096
     Participant                                                   115,806,287
                                                                --------------
         Total contributions                                       148,460,383
                                                                --------------

   Rollovers into Plan                                              12,994,711
                                                                --------------


         Total additions                                           476,752,630
                                                                --------------


Deductions from net assets attributed to:
   Benefits paid to participants                                   174,285,978

   Transfer out of Plan                                            174,310,464
                                                                --------------
         Total deductions                                          348,596,442
                                                                --------------


     Net additions                                                 128,156,188



Net Assets Applicable to Participants'
Equity:
   Beginning of Year                                             2,018,514,326
                                                                --------------

   End of Year                                                  $2,146,670,514
                                                                ==============

The accompanying notes to financial statements are an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS




NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined profit sharing contribution plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on April 1, 1985. Full or part-time (U.S. paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

On May 4, 1999, the AHPC Savings Plan Committee (the "Committee") approved that the AHPC Solgar Union Profit Sharing be merged into the Plan. The balances were transferred into the Plan on October 1, 1999 and became 100% vested prior to the transfer.

In connection with the sale of Eurand America on April 1, 1999, the assets attributable to participants from this business were transferred out of the Plan.

In connection with the sale of Cyanamid Agricultural Products on June 30, 2000, the assets attributable to active participants from this business were transferred out of the Plan effective July 10, 2000 and totaled $174,310,464.

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions and rollovers plus actual earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions according to the following schedule:

                                                 Vesting
         Years of Continuous Service            Percentage
         ---------------------------            ----------
             1 year completed                        0%
             2 years completed                      25%
             3 years completed                      50%
             4 years completed                      75%
             5 years completed                     100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions. During 2000, forfeitures of $1,868,252 were used to offset Company matching contributions. As of December 31, 2000, the amount of forfeitures available to offset future Company matching contributions totaled $493,553.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Committee. Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need. Participants cannot make a hardship withdrawal of the earnings on before-tax account balances which were credited to their accounts on or after January 1, 1988.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $5,000.

Loans
-----

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

AHPC's common stock fund is recorded at fair market value at December 31, 2000 and 1999. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31, 2000 and 1999. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates fair market value (see also NOTE 3).

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation on investments in the Statement of Changes in Net Assets Applicable to Participants' Equity. The net change in the difference between cost and current market value of investments held is reflected in net appreciation in market value of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by AHPC.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgements and estimates made by management. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

      Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its investment contracts are guaranteed by the issuing insurance carrier, but not by the Company or any federal agency. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.62% for 2000 and 6.51% for 1999.

      AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

      Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

      Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

      Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

      Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

      Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

      MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Fidelity Management Trust Company was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code.

NOTE 6 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                  2000              1999
                                                  ----              ----

AHPC Common Stock Fund                        $686,541,905      $544,470,548

Fidelity Spartan U.S. Equity Index Fund       $363,088,454      $442,357,983

Fidelity Magellan Fund                        $287,934,722      $279,012,224

Fidelity Balanced Fund                        $144,037,045      $158,402,635

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $234,719,088 as follows:

                    AHPC Common Stock Fund      $330,691,457
                    Mutual Funds                 (95,972,369)
                                                ------------
                    Total                       $234,719,088
                                                ============

                                                                      Schedule I

                 American Home Products Corporation Savings Plan
                  Schedule H Item 4i - Schedule of Assets Held
                             for Investment Purposes
                             As of December 31, 2000
                   Employer Identification Number - 13-2526821
                                Plan Number - 045


Identity of Issuer                  Description of Investment     Current Value
------------------                  -------------------------     --------------

Investment Contracts:
---------------------

Allstate Life Insurance             GIC 6.75% Due 3/15/02            $33,439,925

American International Life         GIC 5.53% Due 12/17/01            14,386,402

Canada Life Insurance               GIC 7.20% Due 9/15/05             20,396,268

John Hancock Mutual Life Insurance  GIC 7.05% Due 9/28/01             26,068,061
                                    GIC 5.80% Due 2/13/04             23,007,299
                                    GIC 6.05% Due 12/15/04            17,114,565

Massachussetts Mutual Life
        Insurance                   GIC 6.82% Due 9/15/03             16,492,082

Metropolitan Life Insurance         GIC 7.00% Due 12/15/02            24,989,457

Monumental Life Insurance           GIC 6.10% Due 10/01/01             9,439,628
                                    GIC 6.56% Due 6/15/03             23,512,663

New York Life Insurance             GIC 7.10% Due 12/15/05            32,220,451

Pacific Mutual Life Insurance       GIC 6.06% Due 6/28/01             15,991,587
                                    GIC 7.05% Due 6/13/02             13,234,594
                                    GIC 6.73% Due 9/14/02             31,993,705

Principal Mutual Life Insurance     GIC 6.40% Due 12/17/01            18,449,199
                                    GIC 5.65% Due 12/31/02            16,277,690

Security Life of Denver             GIC 7.05% Due 6/15/02             19,135,200

Travelers Insurance                 GIC 7.40% Due 3/15/05             21,456,040
                                    GIC 7.05% Due 6/15/05             77,780,570

SEI Financial Management            Collective Trust 6.47%            28,285,611
                                                                    ------------

        Total Investments Comprising
        the Interest Income Fund                                    $483,670,997
                                                                    ------------


The accompanying notes to financial statements are an integral part of this schedule.

                                                                      Schedule I
                                                                     (Continued)

                 American Home Products Corporation Savings Plan
                  Schedule H Item 4i - Schedule of Assets Held
                             for Investment Purposes
                             As of December 31, 2000
                   Employer Identification Number - 13-2526821
                                Plan Number - 045


Identity of Issuer                  Description of Investment     Current Value
------------------                  -------------------------     --------------

American Home Products*
 Corporation Common Stock           10,803,946 shares               $686,541,905
 ------------------------                                         --------------

Mutual Funds:
-------------
Fidelity Management Trust Company*  Magellan Fund
                                    2,413,534 shares                $287,934,722
                                                                  --------------

Fidelity Management Trust Company*  Balanced Fund
                                    9,482,359 shares                $144,037,045
                                                                  --------------

Fidelity Management Trust Company*  International Growth & Income
                                    Fund
                                    2,922,692 shares                 $66,403,570
                                                                  --------------

Fidelity Management Trust Company*  Spartan U.S. Equity Index Fund
                                    7,756,642 shares                $363,088,454
                                                                  --------------

Fidelity Management Trust Company*  Low-Priced Stock Fund
                                    1,306,989 shares                 $30,217,607
                                                                  --------------

Miller Anderson & Sherrerd          MAS Value Portfolio
                                    970,839 shares                   $14,329,588
                                                                  --------------

 Total Investments Per
 Statement of Net Assets
 Applicable to Participants'
 Equity                                                           $2,076,223,888
                                                                  ==============

Loans Receivable:
-----------------
Loans to Plan Participants          Rates ranging from 6.5% to 11%
                                    Due through 2015                 $31,199,929
                                                                  ==============

* Represents a party-in-interest to the Plan.

The accompanying notes to financial statements are an integral part of this schedule.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements Nos. 33-45324 and 33-57339, S-4 Registration Statement No. 333-59642 and Form S-8 Registration Statements Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970, 33-14458,
33-50149, 33-55456, 333-15509, 333-76939 and 333-59668.



                                          ARTHUR ANDERSEN LLP

New York, New York
June 5, 2001